



Daryl Shaw · 3rd

Chief Creative Strategist

Greensboro/Winston-Salem, North Carolina Area ·

500+ connections · **Contact info**

 **Freeman Capital**

Wake Forest University

Experience

Chief Marketing Officer
Freeman Capital
Nov 2019 – Present · 4 mos
Charlotte, North Carolina Area

 **Chief Creative Strategist**
Royalty Marketing
Feb 2008 – Present · 12 yrs 1 mo
Clemmons, NC

SUMMARY
Royalty Marketing, founded in 2008, is a NC based Digital Marketing Agency specializing in modern and luxury design. We are made up of highly creative and technical professionals who challenge the status quo; producing high quality, one-of-a-kind brand identities, ma ...**see more**

 **Category Manager [Captain]**
VF Corporation
May 2010 – Feb 2011 · 10 mos
Greensboro/Winston-Salem, North Carolina Area

SUMMARY

The primary responsibilities were to coordinate the category management process for a National Account, such as Target. Develop strategic alliances focused on developing ...**see more**

 **Category Manager**
Henkel
Oct 2008 – May 2010 · 1 yr 8 mos
Charlotte, North Carolina Area

SUMMARY
Managed Category Management functions in support of (28) grocers in Henkel's North America's East Coast Grocery Territory. Responsible for leading a small team that provided decision support functions for National Account Managers in Sales, Sales Planning, ...**see more**

 **Retail Planning**
Hanesbrands, Inc
Dec 2004 – Mar 2008 · 3 yrs 4 mos
Greensboro/Winston-Salem, North Carolina Area

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Education



Wake Forest University
Bachelor of Science (BS), History/Economics
1999 – 2004
Activities and Societies: Alpha Phi Alpha, WFU Football

Licenses & Certifications



AdWords Fundamentals
Google
Issued Nov 2015 · No Expiration Date
See credential



Business Insights 2 [Formerly Fact Based Solutions Selling 2]
Delta Associates, Inc
Issued Oct 2010 · No Expiration Date
See credential



Business Analytics
Delta Associates, Inc
Issued Mar 2010 · No Expiration Date
See credential

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Volunteer Experience



Mentor and Guest Faculty
Creative Startups
Aug 2017 – Present · 2 yrs 7 mos
Economic Empowerment

Support, collaborate, interact and mentor companies and cohort selected to participate in the Center for Creative Economy Accelerator Program.



Digital Marketing Mentory
Venture Cafe Winston-Salem
May 2017 – Present · 2 yrs 10 mos
Economic Empowerment

Give back to the community by providing knowledge with emerging founders and business leaders.



Executive Board Member [Tech Council]
Winston-Salem Chamber of Commerce
Jan 2016 – Mar 2017 · 1 yr 3 mos
Economic Empowerment

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Skills & Endorsements

Marketing Strategy · 40

 Endorsed by **2 of Daryl's colleagues at Hanesbrands Inc.**

Graphic Design · 61

 Endorsed by **3 of Daryl's colleagues at Hanesbrands Inc.**

Social Media Marketing · 30

Endorsed by **David J. Clayton, who is highly
skilled at this**

 Endorsed by **2 of Daryl's colleagues at
Hanesbrands Inc.**

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